UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13d

(Amendment No.  )*

Under the Securities Exchange Act of 1934

Taboola.com Ltd.
(Name of Issuer)

Ordinary Shares, No Par Value
(Title of Class of Securities)

M8744T106
(CUSIP Number)

David A. Sirignano, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW

Washington, DC 20004-2541

(202) 739-3000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 17, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-06)

CUSIP No. M8744T106

1	NAME OF REPORTING PERSONS College Top Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 39,525,691
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 39,525,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,525,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. M8744T106

1	NAME OF REPORTING PERSONS Yahoo Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 39,525,691
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 39,525,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,525,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. M8744T106

1	NAME OF REPORTING PERSONS College Parent L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 39,525,691
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 39,525,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,525,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. M8744T106

1	NAME OF REPORTING PERSONS College Parent Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 39,525,691
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 39,525,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,525,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. M8744T106

1	NAME OF REPORTING PERSONS AP IX College Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 39,525,691
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 39,525,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,525,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. M8744T106

1	NAME OF REPORTING PERSONS AP IX College Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 39,525,691
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 39,525,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,525,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. M8744T106

1	NAME OF REPORTING PERSONS Apollo Management IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 39,525,691
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 39,525,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,525,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. M8744T106

1	NAME OF REPORTING PERSONS AIF IX Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 39,525,691
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 39,525,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,525,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. M8744T106

1	NAME OF REPORTING PERSONS Apollo Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 39,525,691
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 39,525,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,525,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. M8744T106

1	NAME OF REPORTING PERSONS Apollo Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 39,525,691
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 39,525,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,525,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. M8744T106

1	NAME OF REPORTING PERSONS Apollo Management Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 39,525,691
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 39,525,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,525,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. M8744T106

1	NAME OF REPORTING PERSONS Apollo Management Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 39,525,691
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 39,525,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,525,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON OO

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to ordinary shares, no par value (the “ordinary shares”), of Taboola.com Ltd., a company organized under the laws of the State of Israel (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 16 Madison Square West 7th Floor, New York, NY 10010.

Item 2.	Identity and Background

This Schedule 13D is filed jointly by: (i) College Top Holdings, Inc. (“College Holdings”); (ii) Yahoo Inc. (“Yahoo CoreCo”); (iii) College Parent L.P.; (iv) College Parent Holdings GP, LLC; (v) AP IX College Holdings, L.P.; (vi) AP IX College Holdings GP, LLC; (vii) Apollo Management IX, L.P.; (viii) AIF IX Management, LLC; (ix) Apollo Management, L.P.; (x) Apollo Management GP, LLC; (xi) Apollo Management Holdings, L.P.; and (xii) Apollo Management Holdings GP, LLC. The foregoing are referred to herein collectively as the “Reporting Persons.”

College Holdings holds securities of the Issuer on behalf of Yahoo CoreCo, its indirect wholly owned subsidiary. College Parent L.P. (“Parent”) is the sole shareholder of College Holdings. College Parent Holdings GP, LLC (“Parent GP”) serves as the general partner of Parent. AP IX College Holdings, L.P. (“AP IX College”) is the sole member of College GP. AP IX College Holdings GP, LLC (“AP IX College GP”) is the general partner of AP IX College. Apollo Management IX, L.P. (“Management IX”) is the non-member manager of AP IX College GP. The general partner of Management IX is AIF IX Management, LLC (“AIF IX LLC”). Apollo Management, L.P. (“Apollo LP”) is the sole member and manager of AIF IX LLC. Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo LP. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member of Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers and managers of Management Holdings GP as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The address of the principal office of Parent GP and AP IX College GP is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address of the principal office of College Holdings and Parent is 770 Broadway, 9th Floor, NY, New York 10003. The address of the principal office of Yahoo CoreCo is 770 Broadway 4th Floor, New York, NY 10003. The address of the principal office of AP IX College, Management IX, AIF IX LLC, Apollo LP, Management GP, Management Holdings, and Management Holdings GP is 9 West 57th Street, New York, NY 10019.

Citizenship:

College Holdings	Delaware
Yahoo CoreCo	Delaware
Parent	Delaware
Parent GP	Delaware
AP IX College	Delaware
AP IX College GP	Delaware
Management IX	Delaware
AIF IX LLC	Delaware
Apollo LP	Delaware
Management GP	Delaware
Management Holdings	Delaware
Management Holdings GP	Delaware

Item 3.	Source and Amount of Funds

On January 17, 2023, the Issuer completed the previously announced transactions contemplated by the Omnibus Agreement (as defined below), pursuant to which College Holdings received ordinary shares of the Issuer, as described in Item 6 below. The shares issued to College Holdings will be deposited into an escrow account and be released upon satisfaction of certain conditions related to Israeli tax matters.

Item 4.	Purpose of the Transaction

All of the ordinary shares that are held by College Holdings and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation on the Issuer’s board of directors (the “Board”) and through certain rights pursuant to the Investor Rights Agreement described below in Item 6. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional ordinary shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the ordinary shares or other securities of the Issuer, if any, beneficially owned by them, in each case in any manner permitted by law and the Investor Rights Agreement. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the ordinary shares by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	39,525,691
Sole Dispositive Power	0
Shared Dispositive Power	39,525,691

The Reporting Persons’ aggregate percentage beneficial ownership of ordinary shares represents approximately 13.5% of the total voting power of the issued and outstanding ordinary shares of the Issuer as of immediately after the Closing (as defined below). The Reporting Persons also hold 45,198,702 non-voting ordinary shares of the Issuer, with no par value. Together, the securities held by the Reporting Persons represent in the aggregate 24.99% of the issued and outstanding ordinary shares of the Issuer as of immediately after the Closing.

Each of the entities listed above other than College Holdings disclaims beneficial ownership of any shares of the ordinary shares owned of record by College Holdings, except to the extent of any pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Except as described above and in Items 4 and 6 of this Schedule 13D, which information is incorporated herein by reference, none of the Reporting Persons has effected any transactions of the ordinary shares during the 60 days preceding the date of this Schedule 13D.

(d) & (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer

Omnibus Agreement

On November 28, 2022, the Company entered into a certain Omnibus Agreement (the “Omnibus Agreement”) with College Holdings and Yahoo AdTech JV, LLC, a Delaware limited liability company (“Yahoo Adtech”, and together with College Holdings and any permitted assignee thereof, the “Yahoo Parties”), pursuant to which the Company shall issue to College Holdings or a designated affiliate thereof as designated under the Omnibus Agreement, (i) such amount of ordinary shares equal to the lesser of (x) 19.9% of the issued and outstanding ordinary shares of the Company as of immediately prior to the closing of the Omnibus Agreement (the “Closing”), or (y) the number of ordinary shares totaling an aggregate fair market value of $100 million (“Primary Issuance Company Ordinary Shares”) and (ii) such amount of non-voting ordinary shares of the Company, with no par value (“Non-Voting Ordinary Shares”), equal to (x)(A) 24.99% of the issued and outstanding ordinary shares of the Company (the “Company Ordinary Shares”) as of immediately prior to the Closing divided by (B) 75.01%, less (y) a number of Company Ordinary Shares equal to the aggregate number of Primary Issuance Company Ordinary Shares; provided, that if the Closing occurs on a date that is more than three months following the signing date of the Omnibus Agreement, then the reference in clause (ii)(x)(A) above to “prior to the Closing” shall be to “prior to the date which is three months following the signing date of the Omnibus Agreement” (the “Primary Issuance Company Non-Voting Ordinary Shares”). The shares issued to College Holdings will be deposited into an escrow account and be released upon satisfaction of certain conditions related to Israeli tax matters.

Pursuant to the Omnibus Agreement, at the Closing, the Company issued to College Holdings (i) 39,525,691 ordinary shares of the Company (the “Primary Issuance Company Ordinary Shares”) and (ii) 45,198,702 non-voting ordinary shares of the Company, with no par value (“Primary Issuance Non-Voting Ordinary Shares”). The shares issued to College Holdings were deposited into an escrow account and will be released upon satisfaction of certain conditions related to Israeli tax matters. Together, the Primary Issuance Company Ordinary Shares and the Primary Issuance Company Non-Voting Ordinary Shares represent in the aggregate 24.99% of the issued and outstanding Company Ordinary Shares as of immediately after the Closing. The Primary Issuance Company Ordinary Shares represent approximately 13.5% of the total voting power of the issued and outstanding voting ordinary shares of the Company as of immediately after the Closing.

In certain instances upon the transfer of a Non-Voting Ordinary Share by the holder thereof to a non-Affiliated person or entity (as defined in the Company’s 12th Amended and Restated Articles of Association), each such Non-Voting Ordinary Share will be converted without payment of any additional consideration, into one fully-paid and non-assessable ordinary share.

The Yahoo Parties are also entitled to designate a director to be nominated to serve on the Issuer’s board of directors (the “Yahoo Director”). The Omnibus Agreement also contains customary representations, warranties, covenants and conditions. The representations, warranties and preclosing covenants will not survive the consummation of the transaction contemplated by the Omnibus Agreement.

Investor Rights Agreement

In connection with the closing under the Omnibus Agreement, the Company and College Holdings entered into an Investor Rights Agreement (the “Investor Rights Agreement”), under which, among other things, the Yahoo Parties will be entitled, in certain circumstances, to cause the Company to register its ordinary shares for resale under the Securities Act of 1933, as amended. If there is no Yahoo Director serving on the Board and at such time the Yahoo Parties beneficially own in the aggregate at least 30% of the Primary Issuance Company Ordinary Shares and Primary Issuance Company Non-Voting Ordinary Shares issued at the Closing, the Yahoo Parties will be entitled to appoint a representative as a non-voting observer of the Board (the “Yahoo Observer”). In addition, the Investor Rights Agreement allows for a Yahoo Director or Yahoo Observer to share non-public information of the Company received by them with other individuals associated with the Yahoo Parties who have a need to know such information for specified purposes.

The Investor Rights Agreement also contains restrictions on the transfer of the Primary Issuance Company Ordinary Shares and the Primary Issuance Company Non-Voting Ordinary Shares issued to the Yahoo Parties at the Closing during the 12-month period thereafter. During such period, the Yahoo Parties may not transfer the Primary Issuance Company Ordinary Shares and the Primary Issuance Company Non-Voting Ordinary Shares issued to the Yahoo Parties except for certain customary permitted transfers such as (i) to affiliates, (ii) in respect of a merger, tender offer or other similar transaction that is recommended by the Company’s board and involves all other shareholders of the Company exchanging their securities, (iii) with respect to bankruptcy or insolvency by the Company, (iv) with respect to certain permitted financing arrangements and (v) with approval of the Issuer’s board of directors. The Investor Rights Agreement further restricts the Yahoo Parties from certain transfers even after the expiration of the 12-month period, including transfers to certain competitors and transfers resulting in an owner of more than 10% of the Company’s outstanding ordinary shares. The Yahoo Parties are also restricted from acquiring securities of the Company and from taking other actions which seek to control or influence the management or the policies of the Company, for certain time periods specified therein.

The Investor Rights Agreement also contains a waiver by the Company of the right to be offered an opportunity to participate in any business opportunity that may be a corporate or business opportunity for any of the Yahoo Parties or any Yahoo Director. More so, under the Investor Rights Agreement, upon a Yahoo Party’s request, the Company must provide cooperation in connection with a Yahoo Party obtaining a financing arrangement for which the Company’s securities serve as collateral, including by entering into agreements with third parties in connection with the financing arrangement, removing restrictive legends on the Company’s ordinary shares and any other reasonable cooperation or assistance requested by the Yahoo Parties, provided that such cooperation will not unreasonably disrupt the operation of the Company’s business. The Investor Rights Agreement also contains customary representations, warranties and covenants.

The Investor Rights Agreement also includes certain customary demand, “piggy-back” and shelf registration rights with respect to the Company Ordinary Shares issued to the Yahoo Parties or thereafter acquired by the Yahoo Parties.

Share Beneficiary Agreement

On January 17, 2023, College Holdings, Yahoo Adtech, and Yahoo CoreCo entered into a Share Beneficiary Agreement (“Share Beneficiary Agreement”), which provides, among other things, that Yahoo CoreCo has the sole power to direct the transfer, sale, assignment, exchange, gift, conveyance or other disposal of, or pledge or grant of a security interest in the Company Ordinary Shares held by College Holdings.

The foregoing descriptions of the Omnibus Agreement, the Investor Rights Agreement and the Share Beneficiary Agreement are qualified in their entirety by reference to the full text of each of the Omnibus Agreement, the Investor Rights Agreement and the Share Beneficiary Agreement, respectively, copies of which are attached hereto as Exhibits A, B and C, respectively, and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
Exhibit A	Omnibus Agreement, dated November 28, 2022, by and between Taboola.com Ltd., College Top Holdings, Inc. and Yahoo AdTech JV, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 17, 2023)
Exhibit B	Investor Rights Agreement, dated January 17, 2023, by and between College Top Holdings, Inc. and Taboola.com Ltd. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 17, 2023)
Exhibit C	Share Beneficiary Agreement, dated January 17, 2023, by and between Yahoo Inc., Yahoo AdTech JV, LLC and College Top Holdings, Inc.
Exhibit D	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2023

COLLEGE TOP HOLDINGS, INC.

By:	College Parent L.P.,
its sole shareholder

	By:	College Parent Holdings GP, LLC
its general partner

		By:	AP IX College Holdings, L.P.,
its sole member

			By:	AP IX College Holdings GP, LLC,
its general partner

				By:	/s/ James Elworth
James Elworth
Vice President

YAHOO INC.

By:	/s/ Monica Mijaleski
Monica Mijaleski
Vice President, Chief Financial Officer and Treasurer

COLLEGE PARENT L.P.

By:	College Parent Holdings GP, LLC
its general partner

	By:	AP IX College Holdings, L.P.,
its sole member

		By:	AP IX College Holdings GP, LLC,
its general partner

			By:	/s/ James Elworth
James Elworth
Vice President

COLLEGE PARENT HOLDINGS GP, LLC

By:	AP IX College Holdings, L.P.,
its sole member

	By:	AP IX College Holdings GP, LLC,
its general partner

		By:	/s/ James Elworth
James Elworth
Vice President

AP IX COLLEGE HOLDINGS, L.P.

By:	AP IX College Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AP IX COLLEGE HOLDINGS GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT IX, L.P.

By:	AIF IX Management, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AIF IX MANAGEMENT, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT GP, LLC

By:		/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:		Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:		/s/ James Elworth
James Elworth
Vice President

APPENDIX A

To Item 2 of Schedule 13D

The following sets forth information with respect to certain of the executive officers and managers of Management Holdings GP. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Managers, Directors and Principal Executive Officers of Management Holdings GP

The managers and executive officers of Management Holdings GP are Marc Rowan, Scott Kleinman, and James Zelter. The principal occupation of each of Messrs. Rowan, Kleinman, and Zelter is to act as executive officer, manager and director of Management Holdings GP and other related investment managers and advisors.

None of Messrs. Rowan, Kleinman, and Zelter effected any transactions in the ordinary shares during the past 60 days.

The business address of each of Messrs. Rowan, Kleinman, and Zelter is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019. Messrs. Rowan, Kleinman, and Zelter are each a citizen of the United States. Each of Messrs. Rowan, Kleinman, and Zelter disclaims beneficial ownership of the ordinary shares reported as beneficially owned by the Reporting Persons.

Exhibit C

STRICTLY CONFIDENTIAL

EXECUTION VERSION

SHARE BENEFICIARY AGREEMENT

THIS SHARE BENEFICARY AGREEMENT (this “Agreement”), dated as of January 17, 2023, is by and among Yahoo Inc., a Delaware corporation (“Yahoo CoreCo”), Yahoo AdTech JV, LLC, a Delaware limited liability company (“AdTech”), and College Top Holdings, Inc., a Delaware corporation (“Holdings” and, together with Yahoo CoreCo and AdTech, the “Parties” and each, a “Party”). Capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Omnibus Agreement (as defined below).

RECITALS

WHEREAS, Taboola.com Ltd., a corporation organized under the laws of Israel (including any successor thereof, the “Company”), Holdings and AdTech entered into that certain Omnibus Agreement, dated as of November 27, 2022 (as amended, restated, supplemented or otherwise modified from time to time, the “Omnibus Agreement”), pursuant to which, among other things, the Company and Yahoo CoreCo have entered into the Commercial Agreement and, in connection therewith, the Company issued to Holdings a specified number of Company Ordinary Shares and Company Non-Voting Ordinary Shares (collectively, the “Company Shares”), in each case, as set forth in the Omnibus Agreement, subject to the terms and conditions set forth therein; and

WHEREAS, the Parties acknowledge that because the Company Shares were issued to Holdings in consideration of the value and/or services provided by Yahoo CoreCo pursuant to the Omnibus Agreement and the Commercial Agreement and even though Holdings is the legal owner of the Company Shares, such Company Shares are being held by Holdings on behalf of, and for the benefit of, Yahoo CoreCo in consideration of the value and/or services provided by Yahoo CoreCo and its Subsidiaries pursuant to the Omnibus Agreement and the Commercial Agreement.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, the Parties hereby agree as follows:

AGREEMENT

1.            Ownership of the Company Shares. The Parties hereby agree that:

(a)            From and after the date hereof until any such Company Shares are Transferred (as defined below) in accordance with Section 1(b)(iii), (i) solely for the purposes of administrative convenience, Holdings shall be the legal owner of the Company Shares and hold such Company Shares on behalf of, and for the benefit of, Yahoo CoreCo, and (ii) Yahoo CoreCo shall be the beneficial owner of the Company Shares.

(b)            As the beneficial owner of the Company Shares as described in Section 1(a) above, Yahoo CoreCo shall (x) be entitled to receive all benefits (economic or otherwise) related to or arising in connection with the Company Shares and (y) be responsible for all liabilities and obligations related to or arising in connection with the Company Shares, and in furtherance of the foregoing Yahoo CoreCo shall have the discretion to further allocate such benefits, liabilities and obligations among its applicable Subsidiaries, in each case as deemed appropriate and applicable by Yahoo CoreCo. For the avoidance of doubt, the foregoing means that, among other things:

(i)            Yahoo CoreCo shall be entitled to receive all income, interest, dividends, distributions, sale proceeds or any other amounts received by Holdings in respect of the Company Shares, including any additional Company Shares issued to Holdings as a result of a stock split or other corporate action taken by the Company;

(ii)           on all matters pursuant to which all or a portion of the Company Shares are entitled to vote or that require the consent of such holder of such Company Shares, Holdings shall take such actions as are necessary to cause such Company Shares to be counted for purposes of satisfying applicable quorum requirements and vote such Company Shares in the manner directed by Yahoo CoreCo in writing; it being understood that, in the absence of written instructions from Yahoo CoreCo, Holdings shall not vote or cause to be voted any of the Company Shares;

(iii)          Yahoo CoreCo shall have the sole power to direct the transfer, sale, assignment, exchange, gift, conveyance or other disposal of, or pledge or grant of a security interest in the Company Shares, including derivatively or otherwise (a “Transfer”); it being understood that, in the absence of written instructions from Yahoo CoreCo, Holdings shall not Transfer the Company Shares; and

(iv)          the Company Shares, including any consideration received from a Transfer of any Company Share, shall be subject to the terms and conditions of the Investor Rights Agreement and each other binding contract, agreement or arrangement to which Holdings and the Company are parties relating to or otherwise covering the Company Shares.

2.            Further Assurances. At any time and from time to time after the date hereof, the Parties shall, and shall cause any of their respective Subsidiaries to, execute and deliver such other instruments and take, or cause to be taken, such actions as may be reasonably necessary or desirable to confirm or effectuate the transactions contemplated hereby, in accordance with the terms of this Agreement. The Parties hereby acknowledge and agree that, at the written election of Yahoo CoreCo, “Company Shares” hereunder may include any additional Company Ordinary Shares and/or Company Non-Voting Ordinary Shares hereinafter acquired by Yahoo CoreCo or any of its Subsidiaries.

3.            Tax Treatment. The Parties hereto acknowledge and agree that for U.S. federal, and applicable state and local, income tax purposes Yahoo CoreCo shall be treated as the beneficial owner of the Company Shares (unless and until a subsequent allocation is made pursuant to Section 1(b)(y) hereof), and Holdings shall be treated as the bare legal owner of the Company Shares and as holding such Company Shares solely for the purposes of administrative convenience.

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4.            No State Law Partnership. The Parties intend that this Agreement not constitute or be deemed to be a partnership (including a limited partnership) or joint venture, and that no Party (or any Affiliate thereof) constitute or be deemed to be a partner or joint venturer of any other Party. This Agreement (and any agreement entered into by the Parties pursuant to the terms hereof) shall be construed, interpreted and applied in a manner consistent with the foregoing.

5.            Governing Law. This Agreement shall be construed in accordance with and governed by the internal Laws of the State of Delaware, without regard to the principles of conflicts of law (whether of the State of Delaware or otherwise) that would result in the application of the Laws of any other jurisdiction.

6.            Headings; Definitions. The Section headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement.

7.            Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede any prior discussion, correspondence, negotiation, agreement, understanding or arrangement, whether oral or in writing.

8.            Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties to this Agreement and their respective permitted successors and assigns. No Party may assign any rights or obligations hereunder to any other Person without the express prior written consent of the other Party; provided, that either Party to this Agreement may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement to its Affiliates without the express prior written consent of the other Party to this Agreement.

9.            Amendments and Waivers. This Agreement may not be modified or amended, except by an instrument or instruments in writing signed by the Party against whom enforcement of any such modification or amendment is sought. Any Party to this Agreement may, only by an instrument in writing, waive compliance by the other Party to this Agreement with any term or provision of this Agreement on the part of such other Party to this Agreement to be performed or complied with. The waiver by any Party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

10.          Severability. If any term or provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the agreements contemplated hereby be consummated as originally contemplated to the fullest extent possible.

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11.          Counterparts. This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, pdf or other electronic method (including DocuSign) shall be as effective as delivery of a manually executed counterpart of this Agreement.

[Remainder of page intentionally left blank; signature page follows.]

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

YAHOO INC.

By:	Monica Mijaleski
	Name:	Monica Mijaleski
	Title:	Vice President, Chief Financial Officer and Treasurer

YAHOO ADTECH JV, LLC

By:	Monica Mijaleski
	Name:	Monica Mijaleski
	Title:	Vice President, Chief Financial Officer and Treasurer

COLLEGE TOP HOLDINGS, INC.

By:	Monica Mijaleski
	Name:	Monica Mijaleski
	Title:	Vice President, Chief Financial Officer and Treasurer

[Signature Page to the Share Beneficiary Agreement]

EXHIBIT D

JOINT FILING AGREEMENT

Taboola.com Ltd.

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13D and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing.  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of January 20, 2023.

COLLEGE TOP HOLDINGS, INC.

By:	College Parent L.P.,
its sole shareholder

	By:	College Parent Holdings GP, LLC
its general partner

		By:	AP IX College Holdings, L.P.,
its sole member

			By:	AP IX College Holdings GP, LLC,
its general partner

				By:	/s/ James Elworth
James Elworth
Vice President

YAHOO INC.

By:	/s/ Monica Mijaleski
Monica Mijaleski
Vice President, Chief Financial Officer and Treasurer

COLLEGE PARENT L.P.

By:	College Parent Holdings GP, LLC
its general partner

	By:	AP IX College Holdings, L.P.,
its sole member

		By:	AP IX College Holdings GP, LLC,
its general partner

			By:	/s/ James Elworth
James Elworth
Vice President

COLLEGE PARENT HOLDINGS GP, LLC

By:	AP IX College Holdings, L.P.,
its sole member

	By:	AP IX College Holdings GP, LLC,
its general partner

		By:	/s/ James Elworth
James Elworth
Vice President

AP IX COLLEGE HOLDINGS, L.P.

By:	AP IX College Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AP IX COLLEGE HOLDINGS GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT IX, L.P.

By:	AIF IX Management, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AIF IX MANAGEMENT, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT GP, LLC

By:		/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:		Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:		/s/ James Elworth
James Elworth
Vice President